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                                  EXHIBIT 11.1

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
               STATEMENT RE: COMPUTATION OF NET INCOME PER SHARE,
                  PRIMARY and FULLY DILUTED EARNINGS PER SHARE

                   ($ in thousands, except per share amounts)

                                                   For the Quarter Ended
                                                       March 31, 1997
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      Net income                                         $  4,470

      Net income per share (1)                           $   0.23

      Primary and fully diluted earnings per share (2)   $   0.23

1) The number of common shares outstanding used to compute net income per share was 19,553,072. The provisions of Accounting Principles Board Opinion No. 15, "Earnings per Share" requires that the Company, effective for the first quarter of 1997, prospectively commence to report net income per common share on a primary earnings per share basis. Accordingly, the weighted average shares outstanding for the first quarter of 1997 includes common stock equivalents.

2) Primary and fully diluted earnings per share for the quarter ended March 31, 1997, was calculated based on weighted average shares outstanding of 19,553,072 and 19,600,812, respectively, which assumes the exercise of options covering 1,394,587 shares and computes incremental shares using the treasury stock method.